                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of September, 2001


         API ELECTRONICS GROUP INC. (Formerly: InvestorLinks.com Inc.)
        ---------------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario M5H 1L6
          -----------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                       Form 20-F   X       Form 40-F ___
                                  ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                              Yes ___            No  X
                                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   API ELECTRONICS GROUP INC. (Formerly:
                                   InvestorLinks.com Inc.)



Date: September 12, 2001           By: /s/ Jason DeZwirek
      ------------------              ------------------------------------------
                                   Jason DeZwirek, Executive V.P., Secretary and
                                   Director
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                            MATERIAL CHANGE REPORT
                 Section 75(2) of the Securities Act (Ontario)
                  Section 118(1) of Securities Act (Alberta)
            Section 85(1) of the Securities Act (British Columbia)

Item 1.  Reporting Issuer
         ----------------

          API ELECTRONICS GROUP INC. (formerly: Investorlinks.com Inc.) Suite 301,2 Adelaide Street West, Toronto, Ontario, M5H 1L6.

Item 2.  Date of Material Change
         -----------------------

          September 7, 2001.

Item 3.  Press Release
         -------------

          The Press Release was disseminated through BCE Emergis via: North American Disclosure on September 7, 2001.

Item 4.  Summary of Material Change
         --------------------------

          The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.  Full Description of Material Change
         -----------------------------------

          No information other than that provided in Item 4 above is presently available.

Item 6.  Reliance on Section 75(3) of the Act
         ------------------------------------

          Confidentiality is not requested.

Item 7.  Omitted Information
         -------------------

          No information has been omitted in respect of the material change.

Item 8.  Senior Officer
         --------------

          Mr. Jason Dezwirek, Executive V.P. and  Secretary (416) 864-9795.

Item 9.  Statement of Senior Officer
         ---------------------------

          The foregoing accurately discloses the material changes referred to herein.

          DATED at Toronto, Ontario this 12th day of September, 2001.

                                         API ELECTRONICS GROUP INC.


                                         Per:  "Jason Dezwirek"
                                         Executive V.P. & Director